Exhibit (d)(16)(b)

MAINSTAY VP FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is effective as of the 1st day of May 2017, between New York Life Investment Management LLC (the “Manager”) and NYL Investors LLC (the Subadvisor”).

WHEREAS, the parties hereto have entered into a Subadvisory Agreement, dated May 1, 2014, as amended (the “Agreement”); and

WHEREAS, the parties hereby wish to amend Schedule A of the Agreement to reflect the revised fee with respect to the MainStay VP U.S. Government Money Market Portfolio, and the addition of the MainStay VP Indexed Bond Portfolio.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective May 1, 2017, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	/s/ Thomas Lynch	By:	/s/ Stephen P. Fisher
Name:	Thomas Lynch	Name:	Stephen P. Fisher
Title:	Director and Associate	Title:	President
General Counsel

NYL INVESTORS LLC

Attest:	/s/ Mary Euler	By:	/s/ Thomas J. Girard
Name:	Mary Euler	Name:	Thomas J. Girard
Title:	Assistant Secretary	Title:	Senior Managing Director

SCHEDULE A

(Effective as of May 1, 2017)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

PORTFOLIO NAME	ANNUAL RATE

MainStay VP Balanced Portfolio* (fixed income sleeve)	0.35% up to $1 billion; 0.325% from $1 billion to $2 billion; and 0.30% in excess of $2 billion

MainStay VP Bond Portfolio	0.25% up to $500 million; 0.2375% from $500 million up to $1 billion; 0.225% from $1 billion to $3 billion; and 0.22% in excess of $3 billion

MainStay VP Floating Rate Portfolio	0.30% up to $1 billion; 0.2875% from $1 billion up to $3 billion; and 0.2825% in excess of $3 billion

MainStay VP Indexed Bond Portfolio	0.125% up to $1 billion; and 0.10% in excess of $1 billion

MainStay VP U.S. Government Money Market Portfolio	0.20% up to $500 million; 0.175% from $500 million up to $1 billion; and 0.15% in excess of $1 billion

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

*The annual rate is based on the percentage that the Allocated Assets constitutes of the Portfolio’s total average daily net assets.

Payment will be made to the Subadvisor on a monthly basis.